SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Purchase of ordinary shares of 5p each

Prudential plc (the "Company") was notified on 10 March 2016  that a transaction by a PDMR in the Company's ordinary shares of 5p each took place on that day in London (details of which are set out below):

Name	Beneficial interest in shares before purchase	Shares purchased	Price shares purchased at (£)	Total beneficial holding following notification
Kai Nargolwala	50,000	20,000	13.4251	70,000

Exercise of Options under the UK Savings Related Share Option Plan

The Company has been advised by Yorkshire Building Society, the Scheme administrator, that on 10 March 2016 the following transaction took place:

Name	Number of options exercised	Exercise price	Total beneficial interest following exercise	Number of shares held subject to performance conditions	Total interest in shares
Penny James	858	£6.286667	15,358	79,808	95,166

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027
Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115

Date of notification
10 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary